October 20, 2011
Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Care Investment Trust Inc. Form 10-K Filed March 31, 2011 File No. 001-33549
Dear Mr. Woody:
     The following sets forth the response of Care Investment Trust Inc. (“we”, “our”, “us”, "Care”, or the “Company”) to the comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 in the Staff’s letter dated September 22, 2011 (the “Comment Letter”) which, for purposes of clarification, is in response to our letter of July 21, 2011, responding to the Staff’s letter of July 7, 2011. For your convenience, the comment of the Staff contained in the Comment Letter is incorporated into this response letter in italics.
Form 10-K for the year ended December 31, 2010
Financial Statements
Note 2 — Basis of Presentation and Significant Accounting Policies
Basis of Presentation, page 64
1.	Comment: We have considered your response to our prior comment 4. We are still unclear as to why purchased net assets were valued at approximately $23 million more than the amount paid by Tiptree. Please give us a summary of the facts and circumstances that lead to purchased net assets being recorded at a value in excess of the amount paid by Tiptree.

Response: We acknowledge the Staff’s comment and request for additional information and clarification regarding the valuation of our assets and liabilities as determined in conjunction with the acquisition of a majority interest in the Company by Tiptree Financial Partners, L.P. (“Tiptree”) in August 2010 (the “Tiptree Transaction”).

780 Third Avenue	carereit.com
21st Floor	212-446-1410
New York, NY 10017

Background Information

Care Investment Trust Inc. is a real estate investment trust formed to invest in healthcare-related real estate and mortgage debt. We completed our initial public offering in June 2007 at an issuance price of $15.00 per share[1]. Through utilizing the origination platform of our then external manager CIT Healthcare LLC, a wholly owned subsidiary of CIT Group Inc., (“CIT Healthcare”), Care was originally positioned to make mortgage investments in healthcare-related real estate. Care acquired a portfolio of mortgage loan assets from CIT Healthcare in connection with its initial public offering. In late 2007, in response to the dislocations in the overall credit market, and in particular the securitized financing markets, we redirected our focus to place greater emphasis on healthcare-related real estate equity investments.

As the credit crisis and resulting market dislocation continued, Care began to consider strategic alternatives, including a possible sale of the Company or its assets. Care engaged a financial advisor in the middle of 2008 and, during most of 2009 sought and negotiated with multiple potential third party acquirers for a sale of the Company. Despite the fact that the book value of our stock was $11.99 and $12.04 per share as of March 31, 2009 and December 31, 2008, respectively, our stock price reached a low of $4.29 per share on March 4, 2009. We believe that the disparity between book value per share and share price at such time was primarily the result of general market conditions and the financial issues confronting CIT Group Inc. On December 10, 2009, our board of directors adopted a plan of liquidation which was subsequently approved by our shareholders on January 28, 2010. The Company estimated that shareholders would receive, on a present value basis, between $8.05 and $8.90 per share from the liquidation of the Company’s existing assets. The closing price of Care stock was $7.98 and $8.26 per share as of December 10, 2009 and January 28, 2010, respectively. Book value of Care common stock was $11.25 per share as of December 31, 2009.

Tiptree Transaction

On March 16, 2010, we entered into a purchase and sale agreement with Tiptree (the “Stock Purchase Agreement”) for the sale of a majority interest in the Company. The transaction was structured as a combination of a controlling equity investment by Tiptree in newly issued common stock of Care at $9.00 per share and a cash tender offer (the “Tender Offer”) by the Company for up to 100% of the Company’s outstanding shares of common stock at the same share price of $9.00 per share. The closing price of Care common stock was $8.91 per share on March 16, 2010 and the book value was $10.77 per share as of March 31, 2010. The Stock Purchase Agreement did not contain an agreed upon allocation among the assets of the Company as of the time of closing.

The Tiptree Transaction closed on August 13, 2010 with Tiptree acquiring 6,185,050 newly issued shares of our common stock in exchange for cash proceeds of approximately $55.7 million. Approximately 97.4% of our previously outstanding shares of common stock were tendered by our then existing shareholders.

[1]	All references to share price and book value per share provided herein refer to the common stock of the Company prior to the three-for-two stock split in September 2010.

The net impact of the Tiptree equity investment and the Tender Offer, was that Tiptree owned approximately 92.2% of the Company and 523,874 of our previously issued and outstanding shares of common stock remained outstanding and owned by persons other than Tiptree.

Accounting for the Tiptree Transaction

We accounted for the Tiptree Transaction as a purchase by Tiptree in accordance with ASC 805 (“Business Combinations”) with the purchase price being pushed-down to our financial statements in accordance with SEC Staff Accounting Bulletin Topic 5J (“New Basis of Accounting Required in Certain Circumstances”).

Page 65 of our 2010 Form 10-K included a fair value balance sheet as of August 13, 2010, the date which the Tiptree Transaction was completed

Fair Value as of
Dollars in thousands	August 13, 2010
Assets:
Real Estate, Net	$107,022
Cash	12,239
Investments in loans	9,553
Investments in partially-owned entities	43,350
Accrued interest receivable	127
Identified intangible assets — leases in place	6,693
Other assets	294

Total assets	$179,278

Liabilities:
Mortgage notes payable	$82,074
Accounts payable and accrued expenses	7,512
Accrued expenses payable to related party	3,186
Obligation to issue operating partnership units	2,932
Other liabilities	525

Total liabilities	96,229

Fair value of net assets acquired	83,049
Cash paid by Tiptree for 6,185,050 shares at $9.00 per share	55,665
Shares not tendered, 523,874 shares at $9.00 per share	4,715
Adjustment to additional paid-in capital to reflect fair value	22,669

Total equity	$83,049

For purposes of comparison, our balance sheet as of June 30, 2010 from page 3 of our June 30, 2010 Form 10-Q is provided on the following page:

June 30, 2010
Dollars in thousands	(Unaudited)
Assets:
Real Estate:
Land	$5,020
Buildings and improvements	101,000
Less: accumulated depreciation and amortization	(5,998)

Total real estate, net	100,022
Cash and cash equivalents	134,894
Investments in loans held at LOCOM	9,584
Investments in partially-owned entities	51,837
Accrued interest receivable	56
Deferred financing costs, net of accumulated amortization of $1,187	648
Identified intangible assets — leases in place, net	4,305
Other assets	4,910

Total assets	$306,256

Liabilities and Stockholders’ Equity
Liabilities:
Mortgage notes payable	$81,472
Acounts payable and accrued expenses	2,520
Acrued expenses payable to related party	2,500
Obligation to issue operating partnership units	3,158
Other liabilities	525

Total liabilities	90,175
Commitments and Contingencies
Stockholders’ Equity:
Common stock: $0.001 par value, 250,000,000 shares authorized, 21,290,158 shares issued, and 20,230,152 shares outstanding	21
Treasury stock (1,060,006 shares)	(8,824)
Additional paid-in capital	302,039
Accumulated deficit	(77,155)

Total Stockholders’ Equity	216,081

Total Liabilities and Stockholders’ Equity	$306,256
In preparing the August 13, 2010 opening balance sheet for the “Successor Company”, we evaluated each historical balance sheet line item as of August 12, 2010 and did an initial determination of the fair value of each asset and liability as described below.

Balance Sheet Line Items — Fair Value Determined Using Historical Values: We utilized historical cost for several assets and liabilities because, in our judgment, historical cost approximated fair value as of August 13, 2010 due to the short term nature of the items. On the asset side of the balance sheet, “Cash” and “Accrued interest receivable” were determined using historical cost. The reason for the significant reduction in the cash balance from June 30, 2010 pertains to the completion of the Tender Offer (i.e. cash utilized to pay the tender offer price to tendering shareholders). The change in the balance of Accrued interest receivable is due to the fact that interest on our one remaining loan asset is payable on the 15th of the month. On the liability side of the balance sheet, the fair value of “Accounts payable and accrued expenses”, “Accrued expenses payable to related party”, and “Other liabilities” were also determined using historical values. The change in Accounts payable and accrued expenses is primarily due to costs incurred in completing the Tiptree Transaction. Other liabilities of $525,000 was a security deposit held with respect to an “Investment in partially-owned assets”.

Balance Sheet Line Items — Eliminated: In accordance with ASC 805, a number of balance sheet line items were eliminated. On the asset side of the balance sheet, the “accumulated depreciation and amortization” portion of “Real Estate” and “Deferred financing costs” were eliminated. In addition, “Other assets” was significantly reduced as the accrued rent receivable resulting from the straight lining of in-place leases, which was the vast majority of Other assets, was eliminated. The balance of Other assets is based on historical figures and consists of such items as prepaid expenses. On the liability side of the balance sheet, historical “Stockholders’ Equity”, including Accumulated deficit, was eliminated and replaced by an amount equal to the cumulative number of outstanding common shares valued at $9.00 per share and the net incremental value of our assets resulting from the utilization of push-down accounting.

Balance Sheet Line Items — Revalued at Fair Value: On the asset side of the balance sheet, “Real Estate, Net” and “Identified intangible assets-leases in place” pertain to our investment in the Bickford portfolio, a 14 property portfolio located in the Midwest which was acquired as part of a sale-leaseback and was triple net leased to the original owner and operator of the properties (the “Bickford Portfolio”). We determined the fair value of the Bickford Portfolio using a combination of internal models based on historical operating performance in order to determine projections for future performance and applying current market data, including but not limited to, published industry discount and capitalization rates for similar or comparable assets. We then allocated the total value of the Bickford Portfolio to “Land”, “Buildings and improvements” and “Identified intangible assets-leases in place”.

“Investment in loans” pertains to our one remaining loan asset. For purposes of determining its value we applied a combination of internal models based on historical operating performance in order to determine projections for future performance and applied current market data, including but not limited to, published industry discount and capitalization rates for similar or comparable assets to the underlying collateral to determine the value of such collateral. We then assumed that a market place participant would be willing to finance such collateral at 70% of its value. This became the carrying value of this asset as of August 13, 2010. It should be noted that the difference in carrying value between June 30, 2010 and August 13, 2011 was less than one percent (1%).

“Investments in partially-owned entities” consisted of two portfolio investments: (i) our investment in four (4) assisted living facilities in Utah (the “SMC Portfolio”) and (ii) our investment in nine (9) medical office buildings, eight (8) located in Texas and one (1) in Louisiana (the “Cambridge Portfolio”). The SMC Portfolio was revalued using a combination of the of internal models based on historical operating performance in order to determine projections for future performance and applying current market data, including but not limited to, published industry discount and capitalization rates for similar or comparable assets and prices contained in a letter of intent for the sale of three (3) of the four (4) properties. The sale of those three (3) properties closed in May 2011 and sale proceeds received were within two percent (2%) of the valuation used for purposes of valuing those facilities within the SMC Portfolio. For purposes of valuing the Cambridge Portfolio, we used a two step process. First we applied a combination of internal models based on historical operating performance in order to determine projections for future performance and applied current market data, including but not limited to, published industry discount and capitalization rates for similar or comparable assets to determine an initial value. We then took the result of our initial calculation and discounted it further to reflect the fact that at the time of determination we were in ongoing litigation with Cambridge. The aforementioned Cambridge litigation discount factor was the primary reason for the reduction in value for Investments in partially-owned entities between June 30, 2010 and August 13, 2010. Such litigation was subsequently settled in conjunction with the restructuring of our investment in the Cambridge Portfolio as reported in our 8-K filing dated April 19, 2011.[2]

“Identified intangible assets-leases in place” represented the value of the triple net lease associated with the Bickford Portfolio. The lease was given an initial value, at the time we acquired the Bickford Property in 2008, had been amortized through the date of the Tiptree Transaction and, as previously mentioned, had subsequently been eliminated. As discussed above, upon completion of the Tiptree Transaction, we revalued the Bickford Portfolio and allocated the total value to Land, Buildings and improvements, and Identified intangible assets-leases in place.

On the liability side of the balance sheet, two items were revalued at fair value: “Mortgage notes payable” and “Obligation to issue operating partnership units”. Mortgage notes payable pertained to the outstanding mortgage debt on the Bickford Portfolio. This liability was increased slightly after taking into consideration lower market interest rates on similar debt instruments adjusted for the credit quality of the Bickford Portfolio. Historically, the Obligation to issue operating partnership units was treated as a derivative and, accordingly, re-measured at fair value each quarter. For purposes of calculating our opening balance sheet subsequent to the Tiptree Transaction, we determined the fair value of this obligation as of August 13, 2010 using the same criteria we used in valuing the Obligation to issue operating partnership units at the end of prior calendar quarters.

Conclusion

As described herein, a methodical and detailed analysis and approach was used in preparing our August 13, 2010 opening balance sheet. As provided for in our letter of July 21, 2011, to the extent it is beneficial, we will make our valuation models, data and assumptions available to the Staff at the Staff’s request. On the basis of the above

[2]	Accordingly, the litigation discount is no longer applicable and, therefore, we believe the value of the Cambridge Portfolio is substantially greater than the value provided in our financial statements subsequent to the Tiptree Transaction.

analysis and attributing a value of $9.00 per share to the 6,708,924 shares outstanding subsequent to the Tiptree Transaction, the net result is an adjustment of approximately $22.7 million to our asset value, resulting in a book value of $12.38 per share as of August 13, 2010. We believe that the combination of the Cambridge litigation, financial issues related to CIT Group, Inc., the planned liquidation of the Company with the present value of estimated liquidation proceeds being between $8.05 and $8.90 per share, and the general dislocation in the debt and equity capital markets provided an opportunity for a bargain purchase of Care. In this regard, it should be noted that if the June 30, 2010 cash balance of $134.894 million was reduced to the August 13, 2010 cash balance of $12.239 million, reflecting the successful tender offer, total assets would be reduced to approximately $183.601 million. Such amount represents an approximately 2.4% difference from the total asset balance of $179.278 million which appeared on our August 13, 2010 balance sheet, thereby further substantiating the potential bargain purchase price for the Company.

Should you have any additional questions or need additional information, please do not hesitate to contact the undersigned at (212) 446-1407.

Very truly yours, Steven M. Sherwyn Chief Financial Officer & Treasurer

cc:	John A. Good, Esq. Bass, Berry & Sims PLC